SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SecureWorks Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81374A105

(CUSIP Number)

George B. Hanna

Senior Vice President, Chief Legal and Administrative Officer

SecureWorks Corp.

One Concourse Parkway NE Suite 500

Atlanta, Georgia 30328

(404) 327-6339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81374A105

1	Names of reporting persons Michael R. Cote
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,882,298 shares of Class A Common Stock
	8	Shared voting power -0-
	9	Sole dispositive power 1,042,172 shares of Class A Common Stock
	10	Shared dispositive power -0-

11	Aggregate amount beneficially owned by each reporting person 1,882,298 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.3% (1)
14	Type of reporting person (see instructions) IN

(1)	Based on 13,938,637 shares of Class A Common Stock outstanding as of June 14, 2021, as provided by the Issuer.

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Explanatory Note

This Amendment No. 7 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Person on May 17, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on March 8, 2018, Amendment No. 2 to the Schedule 13D filed on March 1, 2019, Amendment No. 3 to the Schedule 13D filed on February 28, 2020, Amendment No. 4 to the Schedule 13D filed on April 23, 2020, Amendment No. 5 to the Schedule 13D filed on March 17, 2021 and Amendment No. 6 to the Schedule 13D filed on June 3, 2021 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment is being filed to report a reduction in the shares of Class A Common Stock beneficially owned by the Reporting Person as a result of the exercise by the Reporting Person on June 11, 2021 and June 14, 2021 of vested options to acquire shares of Class A Common Stock granted to the Reporting Person on April 21, 2016, each with an exercise price of $14.00 (the “Options”), and the related withholding by the Issuer of shares in satisfaction of the applicable exercise price and associated tax withholding obligations, as described below. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4, as amended, is incorporated by reference herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

On June 11, 2021, the Reporting Person exercised 500,000 Options to acquire the same number of shares of Class A Common Stock. In connection with the exercise of the foregoing Options, the Issuer withheld approximately 380,229 shares of Class A Common Stock in satisfaction of the exercise price and approximately 47,131 shares of Class A Common Stock in satisfaction of associated tax withholding obligations, each in accordance with the 2016 Plan and the applicable stock option agreement. The number of shares of Class A Common Stock withheld in satisfaction of tax withholding obligations was determined on the basis of a price of $18.41 per share of Class A Common Stock, the applicable market price on the date of withholding as reported on the Nasdaq Global Select Market.

On June 14, 2021, the Reporting Person exercised 200,000 Options to acquire the same number of shares of Class A Common Stock. In connection with the exercise of the foregoing Options, the Issuer withheld withheld approximately 139,651 shares of Class A Common Stock in satisfaction of the exercise price and approximately 23,748 shares of Class A Common Stock in satisfaction of associated tax withholding obligations, each in accordance with the 2016 Plan and the applicable stock option agreement. The number of shares of Class A Common Stock withheld in satisfaction of tax withholding obligations was determined on the basis of a price of $20.05 per share of Class A Common Stock, the applicable market price on the date of withholding as reported on the Nasdaq Global Select Market.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended in their entirety as follows:

(a) As of June 15, 2021, the Reporting Person beneficially owned 1,882,298 shares of the Class A Common Stock, consisting of (i) 840,126 restricted shares of Class A Common Stock which are subject to vesting, (ii) 189,183 shares of Class A Common Stock which the Reporting Person either may acquire upon the exercise of vested stock options or will be able to acquire upon the exercise of stock options vesting as of or within 60 days after such date and (iii) 852,989 unrestricted shares of Class A Common Stock. As of such date, the 1,882,298 shares of Class A Common Stock beneficially owned by the Reporting Person represented approximately 13.3% of the shares of Class A Common Stock.(1)

(1)	Based on 13,938,637 shares of Class A Common Stock outstanding as of June 14, 2021, as provided by the Issuer.

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(b)	As of June 15, 2021, the Reporting Person has:

(i)	sole power to vote or direct the vote of 1,882,298 shares of Class A Common Stock;

(ii)	shared power to vote or direct the vote of -0- shares of Class A Common Stock;

(iii)	sole power to dispose or direct the disposition of 1,042,172 shares of Class A Common Stock(2); and

(iv)	shared power to dispose or direct the disposition of -0- shares of Class A Common Stock.

(c) Except for the (i) withholding by the Issuer of an aggregate of 427,359 shares of Class A Common Stock and an aggregate of 163,399 shares of Class A Common Stock in payment of the exercise price and associated tax withholding obligations with respect to the Option exercises by the Reporting Person on June 11, 2021 and June 14, 2021, respectively, as described in Item 4, and (ii) the delivery by the Reporting Person to the Issuer of shares of Class A Common Stock in satisfaction of tax withholding obligations related to the vesting on each relevant date of previously reported awards of restricted shares under the 2016 Plan, effective as of (A) April 17, 2021, in the amount of 62,009 shares, and (B) April 22, 2021, in the amount of 32,443 shares, there have been no transactions in shares of Class A Common Stock by the Reporting Person during the past 60 days. The deliveries of such 62,009 shares and 32,443 shares to the Issuer were executed at prices of $14.05 and $13.57, respectively, per share of Class A Common Stock.

(2)

As of June 15, 2021, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the unvested restricted shares of Class A Common Stock beneficially owned by the Reporting Person. Of the 1,882,298 shares of Class A Common Stock beneficially owned by the Reporting Person as of such date, 840,126 are restricted shares of Class A Common Stock over which the Reporting Person will not have investment power until the vesting thereof, as previously reported in Item 6 of the Schedule 13D. Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. The holders of the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a stockholder vote. As of June 14, 2021, (i) 13,938,637 shares of Class A Common Stock were issued and outstanding and (ii) 70,000,000 shares of Class B Common Stock were issued and outstanding, all of which shares of Class B Common Stock were beneficially owned by Dell Technologies Inc. through an indirect wholly-owned subsidiary, in each case as provided by the Issuer. As of June 15, 2021, the Reporting Person has voting power over shares of Class A Common Stock representing approximately 0.26% of the combined voting power of both classes of common stock of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

Date: June 15, 2021

MICHAEL R. COTE

By:	/s/ George B. Hanna
Name:	George B. Hanna
Title:	Attorney-in-Fact

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